October 3, 2022

Ross Stevens
Stone Ridge Asset Management LLC
510 Madison Avenue, 21st Floor
New York, New York 10022


                      Re:     Stone Ridge Trust VIII (the    Trust   )
                              File Nos. 811-23824, 333-267239

Dear Mr. Stevens:

        We have reviewed the registration statement on Form N-2 filed September 2, 2022, with the Commission on behalf of the Trust with respect to an offering of common shares of Stone
Ridge Art Risk Premium Fund (the    Fund   ). Our comments are set forth below.
Please consider
a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

   1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. Please supplementally explain if the Fund has submitted or intends to submit any exemptive applications or a no-action request in connection with the registration statement, or if the Fund anticipates requesting such relief in the future. Please also inform us of the anticipated timing of any applications or requests for relief.

   3. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.
 Ross Stevens
Page 2

                                            Prospectus

Prospectus Cover:

   4. On page 1, in Investment Strategy, please briefly disclose that the Fund will invest significantly in Artwork Issuer Investments and explain what they are. In addition, as the fourth bolded bullet at the bottom of this page refers to Masterworks, please disclose here
      the role of Masterworks in the Fund   s investment strategy.

   5. On page 1, in the bolded bullets, please disclose that investment in Artworks is inherently speculative. Please also consider including all or part of the disclosure in the last
      sentence of the second paragraph on page 12, stating    Investors should
be prepared to
      hold their Shares for an indefinite period of time, as there can be no assurance that the
      Shares can ever be resold or that the Artwork Investments can ever be sold or that sale of all Artwork Investments would occur at a price that would result in a profit for the Fund.
      Please also consider disclosing here the long-term nature of the Fund   s
investments.

   6. In the last bolded bullet concerning return of capital, please also disclose:

          x    Any capital returned to shareholders through distributions will be distributed after
               payment of fees and expenses.

          x    The language disclosed in the penultimate paragraph on page 42:
A return of
               capital is not taxable, but it reduces a shareholder   s tax
basis in its Shares, thus
               reducing any loss or increasing any gain on a subsequent taxable disposition by
               the shareholder of its Shares.

   7. Please confirm that the bolded bullets on the Cover will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund shares.

   8. At an appropriate location on the Cover, please disclose the Fund   s
intention to use
      leverage. Please disclose how the Fund will obtain leverage and what it will be used for.
      Please also disclose the risks associated with using leverage, noting the use of leverage
      may be particularly speculative given the unique nature of the Fund   s
investments and the
      Fund   s intended use of funds obtained through leverage.

   9. On page 3, in the first paragraph, the disclosure states the Fund will operate as an interval fund. In addition to noting the Fund will make quarterly repurchase offers, please also specify the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund's initial repurchase offer. Please also disclose that
      the Fund will repurchase at least 5% of the Fund   s outstanding shares
in each quarterly
      repurchase offer. Given the nature of the Fund   s investments, please
disclose how the
      Fund anticipates meeting its repurchase obligations.
 Ross Stevens
Page 3

   10. On page 3, the disclosure in the first sentence of the third paragraph
states    Simultaneous
       with the commencement of the Fund   s operations, SR Art Holdings LLC,
an affiliate of
       Stone Ridge [   SR Art Holdings   ], is expected to either reorganize
into the Fund or
       become a wholly-owned subsidiary of the Fund in accordance with applicable
       Commission staff no-action guidance.    Regarding this transaction,
please address the
       following comments:

          a. Please explain to us what SR Art Holdings is, including its corporate structure, its purpose as an affiliate of Stone Ridge, the types of assets it holds, how long it has been in operation, and its investor base. Please also explain why it was formed.

          b. Please advise how SR Art Holdings has been managed over the last year. Please confirm whether there have been any asset purchases or dispositions that would
             not be considered    ordinary course   . In addition, please
confirm its investment
             strategy, valuation policies and procedures, custody, insurance, and other
             practices are materially equivalent to the Fund   s or explain key
differences.

          c. If SR Art Holdings were to reorganize into the Fund, how and when would this be accomplished? Please explain the nature of the transaction to us. Without limit,
             please explain how the Fund   s shares and SR Art Holdings     and
its related assets
                 would be valued for transactional purposes, and the steps you would take to avoid over-reaching by either party. Explain how the transaction would be accomplished in a manner that complies with the 1940 Act, including any no-
             action relief you will rely on.

          d. Please tell us the types of asset-level disclosures you anticipate providing
             investors with respect to SR Art Holdings    portfolio.

          e. Please provide us the no-action guidance you would rely on if SR Art Holdings became a subsidiary of the Fund and your analysis as to how it is applicable.

   11. On page 3, the disclosure in the third sentence of the third paragraph
states    simultaneous
       with the commencement of the Fund   s operations, the Fund may accept
various
       purchases in-kind of Fund shares from existing investors in companies formed by
       affiliates of Masterworks   who originally invested through a private
placement.    Please
       explain to us what this disclosure is referring to, including explaining the types of in-kind assets the Fund will obtain in exchange for its shares, the circumstances under which the
       Fund would choose to accept in-kind purchases, who the    existing
investors    are and
       what the    companies formed by affiliates of Masterworks    are.
Similar to our comment
       above, please tell us the steps you would take to avoid over-reaching and to ensure any transaction would be accomplished in a manner that complies with the 1940 Act, including Sections 17 and 23(a). In responding, please ensure you address how any in-
       kind transactions would be considered    securities    for purpose of
Section 23(a). Lastly,
       given these transactions may or may not occur, please explain why this disclosure is included on page 3.
 Ross Stevens
Page 4

   12. The last sentence of this paragraph on page 3 states    The Fund
anticipates having
       approximately $100 million in assets at launch from the
[above-mentioned] transaction
       and these in-kind contributions.    Please explain to us the nature of
these assets. Please
       also confirm the in kind contributions described here are of SR Art Holdings shares and shares of companies formed by Masterworks affiliates.

   13. Regarding the disclosure on page 3, please confirm that the Fund will comply with Rule
       6-11 of Regulation S-X related to SR Art Holdings and any in-kind contributions of Fund shares form existing investors in companies formed by affiliates of Masterworks. Please supplementally explain in correspondence how the Fund will specifically comply with the requirements.

Prospectus Summary

      Investment Objective, Investment Strategy and Principal Investment Policies (pages 7-8)

   14. In the second paragraph of this section, the disclosure notes    other
artistic objects    may
       be included in the definition of Artwork and Artwork Investments. The disclosure also
       states that the Artwork may be from    other collecting categories   .
Please disclose more
       specifically the other types or forms of Artwork that the Fund may consider investing in.
       For example, does the Fund anticipate investing in NFTs, or other alternative forms of
       art? Please also clarify what    other collecting categories    refers
to and provide specific
       examples.

   15. Please explain in the disclosure how the Fund defines an    established
track record of
       public auction sales.

   16. The disclosure in the first sentence of the third paragraph states
The Fund may invest in
       Artwork through    Artwork Issuer Investments,    which are investments
by the Fund in
       shares representing equity interests in companies formed by affiliates of
       [Masterworks]   for the purpose of owning a single work of art    .
This disclosure is
       technical and difficult to understand. Please revise to explain clearly and in plain English what the Fund is investing in through Masterworks. In doing so, please describe what
       Masterworks is and how it operates. Please also describe in simple terms the nature of the Artwork Issuer Investments, what specifically Artwork Issuers are, their ownership structure, how they operate, and how investing in them facilitates equity ownership in a single work of art.

   17. In the sixth line of the third paragraph, the disclosure references the
Adviser   s    due
       diligence requirements.    Please explain to us what these requirements
are. Please also
       explain to us the Adviser   s experience with this asset class and how
it will conduct this
       due diligence.

   18. In the same paragraph, the disclosure states    The shares of Artwork
Issuers that the Fund
       acquires will have the same terms (or terms more favorable to the Fund) and be sold to the Fund at the same price (or better price for the Fund) as such shares are sold to other
 Ross Stevens
Page 5

      investors through Commission-qualified Regulation A offerings or other share
      issuances.    Please inform us of the nature of the Adviser   s and/or
the Fund   s relationship
      with Masterworks and any agreements or arrangements among the entities. Please also explain here what Regulation A offerings are.

   19. The disclosure in the penultimate sentence of the third paragraph states The Fund does not anticipate owning greater than 24.9% of the equity interests nor greater than 4.9% of
       the voting rights of any Artwork Issuer.    Please disclose the extent
of the Fund   s
       portfolio invested in Artwork Issuer Investments, including the
percentage of the Fund   s
       portfolio invested in these investments and the number of Artwork Issuer Investments the
       Fund anticipates investing in.

   20. In the fourth paragraph, the disclosure states that    the Fund
generally expects to hold
       [Whole Artwork] through one or more wholly-owned and controlled
       subsidiaries   formed by the Fund.    With respect to each Subsidiary,
please address the
       following comments:

          a. Disclose where appropriate that the Fund complies with the provisions of the
             1940 Act governing investment policies (Section 8) on an aggregate basis with the
             Subsidiary.

          b. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the
             Subsidiary so that the Fund treats the Subsidiary   s debt as its
own for purposes of
             Section 18.

          c. Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section
15) as if it were
             an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If Stone Ridge is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the
Fund   s and the
             Subsidiary   s investment advisory agreements may be combined.

          d. Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

          e. Disclose any of the Subsidiary   s principal investment strategies
or principal risks
             that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a
             Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

          f. Please confirm that Subsidiaries will be consolidated for financial statement reporting purposes in accordance with ASC 946-810 and IMGU
2014-11.
 Ross Stevens
Page 6


          g. Confirm in correspondence that the Subsidiary and its board of directors will
             agree to inspection by the staff of the Subsidiary   s books and
records, which will
             be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. Please further confirm that for any Subsidiary organized outside the
             United States, its board of directors will agree to designate an agent for service of process in the United States.

          h. Please confirm in correspondence that any wholly-owned Subsidiary
 s
             management fee (including any performance fee), if any, will be included in
                Management Fees,    and the wholly-owned Subsidiary   s
expenses will be
             included in    Other Expenses    in the Fund   s fee table.

   21. On page 7, in the penultimate full paragraph, the disclosure discusses the services
       Masterworks AS provides pursuant to an administrative services agreement, including
       assisting    with the operational aspects of procuring/selling, storing, insuring, and
       maintaining Whole Artwork held by the Fund.    On page 34, in The Fund
s Service
       Providers, the disclosure also notes the role of Masterworks AS in procuring and selling
       the Fund   s Whole Artwork Investments. Please advise us of the scope of the
       responsibilities of Masterworks AS, including any role it may have in recommending the
       procurement or sale of the Fund   s assets. Furthermore, on page 21, the
disclosure in the
       second full paragraph states:

          The Fund, with the assistance of Masterworks and Masterworks AS acting as agents on behalf of the Fund, seek[s] to purchase Artwork at public auctions through auction houses and in privately negotiated transactions from private sellers [emphasis added].

      In light of Masterworks    role in the Fund   s operations, please
provide us your legal
      analysis addressing whether Masterworks is acting as an investment adviser to the
      Fund. If Masterworks is an adviser to the Fund, please include correlating disclosure within the registration statement, such as information concerning compliance with
      Sections 15 and 17 of the 1940 Act, an explanation of management fees paid
      Masterworks or any additional disclosure that may be required. After reviewing your response we may have additional comments.

      Finally, the disclosure on page 7 uses the term    Administrator    in
reference to the role of
      Masterworks AS pursuant to the administrative services agreement. On page 34,
      Masterworks AS is defined as the    Artwork Administrator.    Please
address this
      inconsistency.

   22. In this section, please disclose the Fund   s intent to concentrate its
investments in the
       industry of Artwork Investments and in Artwork. See Form N-2, Item 8.2.b.(2).

   23. Please explain how the schedule of investments will be presented. Will there be transparency into the underlying Artwork that is invested through the Masterworks
       Platform?
 Ross Stevens
Page 7


      Leverage (page 8)

   24. The disclosure in this section indicates the Fund may have exposure to
leverage    through
       investments in private investment vehicles that in turn incur leverage on their
       investments    and that    The Fund may also obtain leverage through
investments that may
       have embedded leverage.    Please disclose the types of private
investment vehicles the
       Fund will invest in as well as the Fund   s investments that may have
embedded leverage.
       Please also disclose these investments    associated risks.

      Distributions (page 9)

   25. The disclosure in the last sentence of this section states    The Fund
may pay distributions
       from sources that may not be available in the future and that are
unrelated to the Fund   s
       performance, such as from offering proceeds    .    Please confirm the
Board has
       approved the use of offering proceeds for this purpose.

      Artwork Selection (page 8)

   26. At the top of this page, the last bullet indicates the acquisition price
of the Fund   s
       Artwork is between $1,000,000 and $50,000,000. On page 21, the acquisition price is stated as being between $500,000 and $30,000,000. Please address this inconsistency.

      Artwork Investment Risks (page 10)

   27. The risks disclosed in this section focus largely on those associated with investing in
       Artwork as an asset class. However, the Fund seems heavily reliant on Masterworks for its investments in Artwork Issuer Investments, liquidity in Masterworks secondary
       market platform and Masterworks    role in administering the Funds
Whole Artwork
       Investments. Accordingly, please disclose any risks associated with the
Fund   s
       dependence on Masterworks, which may include:

          a. Masterworks    nascent business model and limited track record;

          b. The impact of Masterworks    fees on the Fund   s ability to
achieve its investment
             objective; and

          c. Masterworks    retail-oriented business may be susceptible to the
stresses of the
             current economic environment (e.g., inflation, the pandemic, general economic uncertainty).

   28. Please disclose any risks associated with investing in Artwork Issuer Investments, specifically the nature of these investments as interests in Artwork, as opposed to investing in Whole Artwork or Artwork generally as an asset class (these risks should be in addition to those disclosed on page 12 in Artwork Issuers in which the Fund invests
       have limited liquidity   ).
 Ross Stevens
Page 8


   29. Please consider disclosing as a separate risk factor, the costs associated with investing in and maintaining Artwork, particularly Whole Artwork, such as the cost of insurance, costs involved in storing, securing, transporting, valuing and authenticating the Artwork and any potential litigation costs associated with authentication, title disputes or fraud generally. Please revise the investment strategy-related disclosures to address how you anticipate paying these costs, initially and on an on-going basis. In addition, consider if the fees associated with selling Artwork, such as broker and/or auction house fees, should
       be disclosed. If costs and fees may impact the Fund   s ability to
achieve its investment
       objective, please disclose so.

   30. On page 10, in Investing in Artwork subjects the Fund to valuation risk, the disclosure
       notes that the Fund   s investments will be fair valued by the Adviser
Valuation Committee
       and will take into account information provided by third parties, including Masterworks.
       Please disclose any conflicts the Adviser and/or Masterworks might have in determining
       valuation of the Fund   s investments, particularly considering the
subjective nature of
       these valuations.

   31. In the penultimate sentence of the first paragraph on page 12, in The Fund and Artwork
       Issuers may not be able to find buyers for the Artwork at reasonable prices, the disclosure states

          As an additional source of potential liquidity, the Fund may sell its Whole Artwork through a securitization transaction on the Masterworks Platform whereby the Whole
          Artwork would be sold to an Artwork Issuer and the Fund would retain a portion of its interest in such Whole Artwork by receiving shares of such Artwork Issuer.

      Please explain to us whether the sale of interests by a securitized vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would comply with Sections 18(a)(1) and 18(c) of the 1940 Act. In addition, please explain the types of costs you anticipate incurring in connection with a securitization and who the payees would be. We may have more comments after reviewing your response.

   32. In the last paragraph on page 11, the disclosure states    It is planned
that the Artwork will
       be permanently stored and displayed in the United States, though it might be displayed
       internationally.    The disclosure further states    The Fund and
Artwork Issuers plan to
       obtain and maintain insurance coverage for the Artwork [emphasis added]. Regarding this disclosure, please address the following comments:

          a. Does this disclosure refer to the Artwork the Fund invests in through an Artwork
             Issuer or does it refer to Whole Artwork? If Whole Artwork, please reconcile this
             disclosure, which notes that the Artwork will be    displayed
in the United States
             and potentially internationally, with the disclosure in the first full paragraph on
             page 13, which states    The Fund   s Whole Artwork holdings will
be custodied
             with a third party service provider in secure warehouse facilities.
 Ross Stevens
Page 9

          b. Regarding the Whole Artwork, and the custodial arrangements for it domestically and internationally, please explain how the Fund will comply with the provisions of Rule 17f-2 under the 1940 Act.

          c. Please disclose any activities you anticipate engaging in that may impact the
             Artwork   s value over time, including promotional activities.

          d. Please disclose whether the Adviser or its affiliates will receive any benefits from displaying Artwork.

          e. If the Fund, Adviser or its affiliates may gain any benefit from owning/displaying the Artwork that may create a conflict, please disclose the conflict and explain how your policies and procedures address them.

          f. Regarding the Artwork held by Artwork Issuers, the disclosure states the Fund, in addition to the Artwork Issuer, will be responsible for obtaining insurance. Will the Fund also be responsible for custody of this Artwork? Please clarify.

   33. On page 12, in Artwork Issuers in which the Fund invests have limited liquidity, and the
       Fund cannot make decisions regarding whether to hold or sell Artwork Issuer Artwork, the disclosure states

          The Artwork Issuers in which the Fund invests are advised by a third-party investment advisory firm that is unaffiliated with the Fund or the Adviser and has control over decisions with respect to when to continue to hold its Artwork
          Investments and when to sell such Artwork Investments. The Fund does not have any input into decisions with respect to whether an Artwork Issuer in which it invests should hold or sell Artwork Investments that it holds.

      Please clarify this disclosure. The term Artwork Investments is used throughout the
      registration statement to refer to the Fund   s investments in Artwork.
It is unclear if this
      disclosure concerns investments by Artwork Issuers or the Fund   s
Artwork Investments.
      Please also elaborate on how the Artwork Issuers have control over the decisions with respect to when to hold and when to sell the Artwork Investment versus the Fund or the
      Adviser. Might the Fund   s inability to control its Artwork Investments
impact its ability
      to manage leverage, fulfill its obligations under Rule 23c-3 and/or continue to qualify as a RIC? If so, disclose. Also, please clarify the duties and obligations owed by the advisory firm to the Artwork Issuers, including the presence or absence of the protections offered by the 1940 Act or Investment Advisers Act at the Artwork Issuer level.

   34. On page 15, in Management and Operational Risk, the disclosure states The Fund is
       subject to management risk because it relies on the Adviser   s ability
to achieve its
       investment objective.    Please disclose, as may be appropriate, any
risk associated with
       the Adviser   s experience investing in this asset class.
 Ross Stevens
Page 10

   35. On page 16, Risks Related to a Conversion from a Continuously Offered Interval Fund to
       Exchange-Listed Fund, please consider whether the risk described in this section is a
       principal risk of the Fund, or may be more appropriately disclosed in the SAI.

Fund Expenses (page 18)

   36. Please disclose what "net assets" means. Do the amounts in the fee table reflect the
       Fund   s use of leverage? If so, please disclose the amount of leverage assumed in making
       the fee calculations.

   37. Does the Fund intend to incur leverage or invest in acquired funds during the first year?
       If so, please include the applicable line items in accordance with Item 3 of Form N-2.
       Please confirm that all shareholder transaction expenses, including dividend reinvestment and cash repurchase plan fees, have been disclosed in accordance with Form N-2, Item 3.

   38. Please confirm the Expense Limitation Agreement described in footnote 4 will be in effect for at least one year following effectiveness of the registration statement.

   39. In footnote 4, please confirm that the costs in brackets, beginning with "sourcing", and
       any other costs associated with the Fund   s investments, are reflected
in the fee table.

Investment Objective, Strategies and Policies (page 20)

   40. Your disclosure focuses on the types of investments you will make and the investment vehicles you will use. However, you have not explained to investors the investment analysis, data, research, or diligence you will perform when deciding to make particular investments or in constructing the portfolio as a whole. Please revise to address how you
       will make investment decisions towards achieving the Fund   s objective
at both the
       investment and portfolio level.

Structure of Artwork Investments (page 22)

   41. On page 23, please revise the disclosure in the first full paragraph to disclose what
       Artwork Issuers are and how they operate clearly and in plain English. In particular, please disclose clearly the fees charged for Artwork Issuer Investments and their impact on Fund returns. Please disclose what expenses are considered
ordinary and routine    and
       clarify whether Artwork Issuers are required to follow certain practices designed to protect the Artwork investment (e.g., maintaining insurance, custody etc.). Also, please
       confirm that you have described all such fees and expenses     we note,
for example you
       do not reference structuring fees. Lastly, please clarify that the preferred equity interest will be paid first in connection with any liquidation and clarify how that will impact the
       20% Masterworks profits interest.
 Ross Stevens
Page 11

Risk Considerations

   42. On page 31, in Tax Risk, the disclosure states    The Fund currently
intends to qualify for
       treatment as a [RIC] under Subchapter M of Chapter 1 of the Code. Please inform us supplementally how the Fund will qualify as a RIC given the nature of its investments, particularly its investments in Artwork Issuer Investments. Also, the disclosure indicates
       the Fund    currently    intends to qualify as a RIC. Does the Fund
anticipate a different
       structure or status in the future? Please advise.

Management of the Fund (page 32)

   43. On page 33, the disclosure states    Under the general oversight of the
Board, Stone Ridge
       has been engaged to   determine which investments should be purchased,
sold or
       exchanged and implement such determinations by causing the Fund to make investments
       directly or through its Subsidiaries.    Please disclose the Adviser   s
background and
       experience investing in Artwork.

How to Buy Shares (page 35)

   44. We note your statement that investors may be charged a fee if they effect transactions through an intermediary. Please tell us more about this fee, including how the amount is determined, who it is collected by and paid to, and what it is for. In addition please tell us how investors will be informed of the fee when purchasing shares.

Periodic Repurchase Offers (page 37)

       Repurchase Process

   45. On page 38, at the end of this section, the disclosure states    The
Fund does not currently
       charge a repurchase fee.    Does the Fund anticipate charging a
repurchase fee in the
       future? If so, please disclose. Please also disclose such fees as Transaction Expenses in the fee table if the fees may be imposed within one year.

   46. To illustrate the repurchase procedures, consider using graphic presentations (such as a time line or calendar) so shareholders can readily understand the time periods used by the
       Fund and the significance of the repurchase request deadline, the repurchase pricing date and the repurchase payment deadline.

Additional Information (page 45)

   47. Please remove the last paragraph on page 45 as it suggests your disclosure may be materially incomplete. Please review contracts or other documents referred to in the
       Prospectus for completeness and accuracy.
 Ross Stevens
Page 12


                             Statement of Additional Information

   48. The disclosure on page 7 regarding the Fund   s Rule 23c-3-related
fundamental policy
       appears to include a sunset provision in certain instances. Please remove the sunset provision or explain.

   49. The disclosure on page 17 states    [a]s a firm focused on beta, the
compensation of the
       Portfolio Managers is not based upon the performance of client accounts Please
       clarify what it means to be focused on beta and tell us how the Fund   s
strategy defines
       beta and is focused on it.

   50. In the penultimate paragraph on page 20, in Portfolio Transactions and Brokerage,
       Brokerage, Agency and Research Services, the disclosure states    The
Adviser intends to
       place orders for the purchase and sale of   options and futures
contracts and buys and
       sells   options and futures for the Fund through multiple brokers and
dealers.    In
       addition, on page 27, in Tax Status, Options, Futures, Forward Contracts, Swap
       Agreements, Hedges, Straddles and Other Transactions, the disclosure discusses the tax
       implications of the Fund   s use of these instruments. Will the Fund use
derivatives as an
       investment strategy? If so, please disclose so within the registration statement and disclose associated risks.

   51. Similarly, please disclose in the registration statement, as appropriate, any investment strategies described on page 28 in the section Foreign Currency Transactions.

   52. On page 29, in Original Issue Discount, Pay-In-Kind Securities and Market Discount, the
       disclosure references the Fund   s investment in OID and payment-in-kind
securities.
       Please let us know if the Fund intends to invest in these types of securities and if so, the extent of the investment. We may have further comments.

Agreement and Declaration of Trust

   53. On page 25, Section 8.6, Applicable Law, references the applicability of Delaware law to
       the fiduciary responsibilities of the Fund   s Trustees as    set forth
or referenced in this
       Declaration of Trust.    We understand that Delaware law permits a fund
to eliminate or
       alter the fiduciary duties of trustees and replace them with the standards set forth in a
       fund   s governing documents. However, eliminating or altering the fiduciary duties of a
       fund   s trustees, is inconsistent with federal securities laws and the
Commission   s express
       views on trustees    fiduciary duties. Accordingly, please add a
provision to, or otherwise
       modify, the Agreement and Declaration of Trust, to clarify explicitly that notwithstanding anything to the contrary, nothing modifying, restricting or eliminating the duties or
       liabilities of the Fund   s Trustees will apply to, or in any way limit,
the duties (including
       state law fiduciary duties) or liabilities of the Trustees with respect to matters arising under the federal securities laws.
 Ross Stevens
Page 13

   54. Section 8.9 Derivative Actions on pages 26-27 outlines the conditions Shareholders must meet to bring a derivative action on behalf of the Trust. Regarding these conditions, please address the following comments:

           a. Provision 8.9(a) indicates that a Shareholder    must make a
pre-suit demand    upon
              the Fund   s Trustees to bring an action. Provision 8.9(c)
indicates that the Fund   s
              Trustees must be afforded a reasonable amount of time to consider and investigate a shareholder request. Please disclose these provisions in an appropriate location in the Prospectus.

           b. Provision 8.9(b) indicates that Shareholders holding at least 10%
of the Fund   s
              shares must join in the request for the Trustees to commence an action.
              Provisions 8.9(c) and (d) indicate that the Trustees may retain counsel or other
              advisors in considering the merits of a Shareholder request and that the
              Shareholder making the request undertakes to reimburse the Fund for the expense
              of any advisors the Trustees hire in the event that the Board determines not to
              bring the action. Please revise these provisions to state that they do not apply to
              claims arising under the federal securities laws. Please also disclose these
              provisions in an appropriate location in the Prospectus.

   55. Please revise Section 8.11, Jurisdiction and Waiver of Jury Trial, to state that the requirement that actions may only be brought in the Delaware Court of Chancery does not apply to claims arising under the federal securities laws. Please disclose this provision in an appropriate location in the Prospectus along with corresponding risks of the provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum). Please also disclose in an appropriate location in the Prospectus that under this provision, Shareholders waive the right to a jury trial.


                      *      *       *      *       *      *       *       *

        Please respond to our comments above in an amendment to the registration statement.
Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

       The Division of Enforcement has access to all information you provide to the staff of the
Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ross Stevens
Page 14

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                               Sincerely,

                                               /x/ Karen Rossotto

                                               Karen Rossotto
                                               Senior Counsel


cc: Elizabeth J. Reza and Gregory C. Davis, Ropes & Gray LLP
    Jay Williamson, Securities and Exchange Commission
    Christina Fettig, Securities and Exchange Commission